

November 12, 2010

Mr. C.S. Mansfield, Jr.
President
Biddeford and Saco Water Company
181 Elm Street
Biddeford, ME 04005

>   **Re: Biddeford and Saco Water Company**
>   **Amendment to Offering Statement on Form 1-A**
>   **Filed October 29, 2010**
>   **File No. 024-10271**

Dear Mr. Mansfield:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I

Item 4

1.   Exhibit A includes Louisiana in the list of states where the shares will be offered. However, we note that you have not included Louisiana in the disclosure in this section. Please reconcile.

2.   We note your response to comment three from our letter dated October 18, 2010. Please provide the legal and factual basis for Messrs. Mansfield and Theriault's reliance on rule 3a4-1 in your response.

Business and Properties, page 3

3.   We reissue comments six from our letter dated October 18, 2010. We continue to note the disclosure in this section that "the Company does not currently have any significant new construction or capital projects planned. However, this is inconsistent with the disclosure in risk factor section that "the company plans to undertake various expansion, construction, and maintenance projects in the near-term future." Please discuss in this section the various expansion, construction, and maintenance projects that will be undertaken in the near-term future.

4.   We reissue comment 16 from our letter dated October 18, 2010. Please revise to address, in greater detail, your current and near term capital requirements and spending needs.

Financial Statements

General

Notes to Financial Statements

 Note 5- Long Term Debt, page 54

5.   You had provided explanatory disclosures regarding unadvanced bond proceeds in the prior amendment but have deleted the disclosures from this amendment. Please revise to restore this information in compliance with Comment 29 of our letter dated September 3, 2010.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregory Fryer
Fax: (207) 774-7499